TAHOE RESOURCES INC.
5310 Kietzke Lane, Suite 200
Reno, Nevada 89511
Telephone: 775 448-5800 Fax: 775 398-7020

March 9, 2016

Re:	Meeting of the Shareholder of Tahoe Resources Inc. to be held on March 31, 2016 (the “Meeting”)

I, Edie Hofmeister, Vice President Corporate Affairs and General Counsel of Tahoe Resources Inc. (the “Company”), hereby certify that:

(a)

arrangements have been made to have proxy related materials for the Meeting sent in compliance with National Instrument 54-101 (the “Instrument”), to all beneficial owners at least 21 days before the date fixed for the Meeting;

(b)	arrangements have been made to carry out all of the requirements of the Instrument in addition to those described in subparagraph (a); and

(c)	the Company is relying on section 2.20 of the Instrument to abridge the time prescribed in subsections 2.1(b), 2.2(1) and 2.5(1) of the Instrument.

TAHOE RESOURCES INC.

Per:	/s/ Edie Hofmeister
Edie Hofmeister, Vice President Corporate Affairs
and General Counsel